UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aspen Aerogels, Inc.

 (Name of issuer)

Common Stock, $0.00001 par value

(Title of class of securities)

04523Y105

(CUSIP number)

October 22, 2024

 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS
George Kaiser Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,167,322

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,167,322

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,167,322

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – not for profit

1	NAMES OF REPORTING PERSONS
GKFF Ventures I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,167,322

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,167,322

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,167,322

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO – limited liability company

1	NAMES OF REPORTING PERSONS
Kenneth J. Levit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,167,322

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,167,322

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,167,322

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1 (a).	Name of Issuer: Aspen Aerogels, Inc.

This Schedule 13G/A is being filed solely to report that the reporting persons are no longer the beneficial owners of more than five percent of the class of securities due to changes in the outstanding number of securities.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

30 Forbes Road, Building B
Northborough, MA 01532

Item 2 (a).
Name of Person Filing:  This schedule 13G with respect to the Common Stock is filed by the George Kaiser Family Foundation (“GKFF”), the sole member of Ventures, GKFF Ventures I, LLC (“Ventures”), and Mr. Kenneth J. Levit. The named individual is the officer of Ventures (the “Officer”) and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by Ventures.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

    The address of the principal business office of GKFF is 7030 South Yale Avenue, Suite 600, Tulsa, OK, 74136.

    The address of the principal business office of Ventures is 7030 South Yale Avenue, Suite 600, Tulsa, OK, 74136.

The address of the principal business office of Mr. Levit is 7030 South Yale Avenue, Suite 600, Tulsa, OK, 74136.

Item 2 (c).
Citizenship:  GKFF was organized, associated or formed under the laws of the State of Oklahoma.  Ventures was organized, associated, or formed under the laws of the State of Oklahoma. The Officer is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2 (e).	CUSIP No: 04523Y105

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;
b.	☐ Bank as defined in Section 3(a)(6) of the Act;
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 77,082,075 shares of Common Stock issued and outstanding as of August 7, 2024, as reported in Aspen Aerogel, Inc.’s Form 10-Q for the quarter ending June 30, 2024. 3,167,322 shares of Aspen Aerogels, Inc. are held directly by Ventures and deemed beneficially owned by GKFF and the Officer. GKFF and the Officer disclaim beneficial ownership of the shares held directly by Ventures.

A.	GKFF

(a)	Amount Beneficially Owned: 3,167,322 shares

(b)	Percent of Class: 4.11%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 3,167,322 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 3,167,322 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

B.	Ventures

(a)	Amount Beneficially Owned: 3,167,322 shares

(b)	Percent of Class: 4.11%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 3,167,322 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 3,167,322 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

C.	Kenneth J. Levit

(a)	Amount Beneficially Owned: 3,167,322 shares

(b)	Percent of Class: 4.11%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 3,167,322 shares

(ii)	shared power to vote or to direct the vote -0- shares

(iii)	sole power to dispose or to direct the disposition of 3,167,322 shares

(iv)	shared power to dispose or to direct the disposition of -0- shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

GKFF Ventures I, LLC, as described in Item 2(a)

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

George Kaiser Family Foundation

By:	/s/ Kenneth J. Levit
Kenneth J. Levit
Executive Director

GKFF Ventures I, LLC

By:	/s/ Kenneth J. Levit
Kenneth J. Levit
President

By:	/s/ Kenneth J. Levit
Kenneth J. Levit, Individually

EXHIBIT INDEX

Exhibit A (99.1) - Joint Filing Agreement